FEB 17 2011 WASH. D.C. 200 SECTION

11015769

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34261

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EXCEL SECURITIES & ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 CANAL VIEW BLVD.
(No. and Street)

ROCHESTER	NY	14623
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOSEPH LANZISERA (585) 424-1234
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVIE KAPLAN, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

1000 FIRST FEDERAL PLAZA	ROCHESTER	NY	14614
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOSEPH LANZISERA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EXCEL SECURITIES & ASSOCIATES, INC., as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

CHRISTINE LANZISERA
Notary Public, State of New York
Monroe County, #01LA6133849
Commission expires 9/19/13

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Excel Securities & Associates, Inc.

We have audited the accompanying statement of financial condition of Excel Securities & Associates, Inc. as of December 31, 2010 and the related statements of operations, cash flows and changes in equity capital for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit of these statements in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Excel Securities & Associates, Inc. as of December 31, 2010 and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted auditing standards.

Davie Kaplan, CPA, P.C.

January 19, 2011

Davie Kaplan, CPA, PC
1000 First Federal Plaza · Rochester, New York 14614
Tel. 585-454-4161 · Fax: 585-454-2573 · www.daviekaplan.com

EXCEL SECURITIES & ASSOCIATES, INC.

Statement of Financial Condition
December 31, 2010

ASSETS

Current assets	
Cash and cash equivalents	$ 295,455
Commission receivable	100,000
Prepaid income taxes	3,541
	398,996
Property and equipment	
Furniture and office equipment	457,889
Less: Accumulated depreciation	(296,046)
	161,843
Other assets	
Investments in marketable securities	123,399
Shareholder loan receivable	26,000
Prepaid expenses	17,475
	166,874
	$ 727,713

The accompanying Notes to Financial Statements
are an integral part of this statement.

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities	
Accounts payable	$ 14,878
Accrued expenses	210,285
Note payable	25,000
	250,163
Long-term liabilities	
Deferred tax liability	30,900
Stockholder's equity	
Common stock	105,823
Additional paid-in capital	91,600
Retained earnings	249,227
	446,650
	$ 727,713

EXCEL SECURITIES & ASSOCIATES, INC.

Statement of Operations
For the Year Ended December 31, 2010

Revenues	
Commissions	$ 2,848,806
Investment advisory fees	1,044,719
Trading and custody fees	359,621
Interest	35
Other income (loss)	(55,947)
	4,197,234
Expenses	
Officer's compensation	186,000
Employee compensation and benefits	780,071
Commissions paid to other broker dealers	344,683
Rent	74,801
Regulatory fees	44,909
Interest expense	113
Depreciation	47,637
Other	2,745,351
	4,223,565
Loss before benefit from income taxes	(26,331)
Benefit from income taxes	(1,700)
Net loss	$ (24,631)

The accompanying Notes to Financial Statements
are an integral part of this statement.

EXCEL SECURITIES & ASSOCIATES, INC.

Statement of Cash Flows
For the Year Ended December 31, 2010

Cash flows from operating activities	
Net loss	$ (24,631)
Adjustments to reconcile net loss to net cash provided by operating activities	
Depreciation	47,637
Deferred income taxes	(2,400)
Loss on investments	115,661
	136,267
Increase (decrease) in cash due to changes in operating assets and liabilities	
Commission receivable	(30,000)
Prepaid expenses	9,986
Accrued expenses	29,624
Prepaid income taxes	(3,964)
	141,913
Cash flows from investing activities	
Purchases of property and equipment	(32,533)
Purchases of securities	(213,180)
Proceeds from sale of securities	41,309
	(204,404)
Net decrease in cash and cash equivalents	(62,491)
Cash and cash equivalents, beginning	357,946
Cash and cash equivalents, ending	$ 295,455
Supplemental disclosures	
Interest paid	$ 113
Income taxes paid	$ 4,664

The accompanying Notes to Financial Statements are an integral part of this statement.

EXCEL SECURITIES & ASSOCIATES, INC.

Statement of Changes in Equity Capital
For the Year Ended December 31, 2010

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2009	$ 105,823	$ 91,600	$ 273,858	$ 471,281
Net loss	-	-	(24,631)	(24,631)
Balance, December 31, 2010	$ 105,823	$ 91,600	$ 249,227	$ 446,650

The accompanying Notes to Financial Statements
are an integral part of this statement.

Notes to Financial Statements
December 31, 2010

1. Nature of the Business

Excel Securities & Associates, Inc. ("the Company") was formed as a sole proprietorship in November, 1985 in Rochester, New York. In January, 1998 the business was incorporated as Excel Securities & Associates, Inc. The Company is a registered broker dealer with the SEC, which caters to the qualified retirement plan community, individual investors and investment management and advisory professionals. The Company is a member of FINRA and SIPC.

2. Significant Accounting Policies

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the financial statement date and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

Revenue is derived from commissions received from security transactions made on behalf of customers with security firms and various mutual funds. The Company does not carry customer's accounts, nor hold securities for customers. Revenue is also derived from account supervision and from advisory and administration fees.

Cash and cash equivalents

The cash balances are held in one commercial bank and in interest bearing accounts with one security firm which includes a required reserve of $50,000. For purposes of the statement of cash flows, the Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

Commission receivable

Commission receivables are deemed collectible. Accordingly, no allowance for doubtful accounts is required. If accounts become uncollectible, they are charged to operations when that determination is made.

Property and equipment

Property and equipment are recorded at cost. Depreciation of equipment, furniture and fixtures is computed on a straight-line basis over the estimated useful lives of the related assets which range from five to seven years.

2. **Significant Accounting Policies** (Continued)

Income taxes

The Company utilizes FASB ASC Topic 740, Accounting for Income Taxes. Under this accounting method, income taxes are provided for the tax effects of transactions reported in the financial statements. They consist of taxes currently due plus deferred taxes related primarily to accelerated tax depreciation and unrealized gain (loss) from securities. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Company evaluates income tax positions for uncertainty to determine any tax positions that may not be fully sustained upon examination by taxing authorities, despite the belief that the underlying tax positions are fully supportable. Tax positions are reviewed on an ongoing basis and are analyzed in light of changing facts and circumstances, including progress of tax audits, developments in case law, and closing of statute of limitations. Management has determined that the Company has no uncertain tax positions

Advertising

Advertising costs are charged to operations when incurred.

Concentrations of credit risk

The Company maintains deposits at financial institutions which may, at times, exceed the federally insured amount.

Subsequent events

The Company evaluated events occurring between the end of the most recent calendar year and January 19, 2011, the date the financial statements were available to be issued.

Marketable securities

Certain securities held by the Company are carried at market values and gains or losses from these securities are reported on a market-to-market basis.

The Company adopted FASB ASC Topic 820 as it applies to financial assets and liabilities on January 1, 2008. FASB ASC Topic 820 includes a fair value hierarchy that is intended to increase consistency and comparability in fair value measurements and related disclosures. The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity's pricing based upon their own market assumptions. The fair value hierarchy consists of the following three levels:

2. Significant Accounting Policies (Continued)

Marketable securities (Continued)

Level 1: Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs are quoted prices for similar assets in markets that are not active, inputs other than quoted prices that are observable and market corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3: Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are observable.

3. Commitments and Contingencies

Operating lease

The Company leases office facilities under an operating lease which expires in March, 2016. The monthly rent is $3,429 and the Company is responsible for common area maintenance charges and real estate taxes. The rent is indexed in March of 2011, 2013 and 2016. The annual future minimum lease payments under this lease are as follows:

Year	Amount
2011	$ 49,910
2012	54,166
2013	54,932
2014	55,188
2015	55,188
	$269,384

Rent expense was $74,801 for the year ended December 31, 2010.

4. Income Taxes

Deferred income taxes consisted of the following:

Deferred tax asset	$ 6,900
Deferred tax liability	(37,800)
	$ (30,900)

4. Income Taxes (Continued)

Income taxes are comprised of the following:

Current:	
Federal	$ -
State	700
	700
Deferred:	
Federal	700
State	(3,100)
	(2,400)
	$ (1,700)

The Company is subject to U.S. federal income tax as well as income tax in the states of New York and Florida. Returns filed in these jurisdictions for tax years ended on or after December 31, 2007 are subject to examination by authorities.

5. Related Party Transactions

The shareholder loan receivable is comprised of a non-interest bearing advance and amounted to $26,000 at December 31, 2010.

6. Common Stock

The Company has 1,000 shares of Class A voting stock authorized, issued and outstanding. The Company also has 1,000 shares of Class B nonvoting stock with 450 shares issued and outstanding.

7. Note Payable

The Company has a note payable in the amount of $25,000 to one of its independent representatives. The note payable is secured by $25,000 of the required reserve at a security firm.

8. Interest Expense

Interest expense for the year ended December 31, 2010 amounted to $113.

9. Advertising Expense

Advertising expense for the year ended December 31, 2010 was $14,370.

10. Marketable Securities

The following tables set forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2010 and 2009:

	...Assets at Fair Value as of December 31, 2010...			
	Level 1	Level 2	Level 3	Total
Mutual funds and common stocks	$123,399	$ -0-	$ -0-	$123,399

11. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2010, the Company's net capital amounted to approximately $219,000 which was in excess of its required net capital of $50,000. At December 31, 2010, the Company's ratio of aggregate indebtedness to net capital was 1.28 to 1.00.

DAVIE KAPLAN
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

Board of Directors and Stockholders
Excel Securities & Associates, Inc.

Our report on the examination of the basic financial statements of Excel Securities & Associates, Inc. for the year ended December 31, 2010 appears on page 2. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Davie Kaplan, CPA, P.C.

January 19, 2011

Davie Kaplan, CPA, P.C.
1000 First Federal Plaza · Rochester, New York 14614
Tel. 585-454-4161 · Fax. 585-454-2573 · www.daviekaplan.com

EXCEL SECURITIES & ASSOCIATES, INC.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Year Ended December 31, 2010

Stockholders' equity	$ 446,650
Subordinated notes payable	-
	446,650
Nonallowable assets	
Deposit accounts	3,766
Prepaid expenses	17,475
Net property and equipment	161,843
Shareholder loan receivable	26,000
	209,084
Net capital before haircuts on security positions	237,566
Haircuts on proprietary security positions	18,510
Net capital	219,056
Minimum net capital requirement	50,000
Excess net capital	$ 169,056
Ratio of aggregate indebtedness to net capital	1.28 to 1
Minimum net capital requirement	
Aggregate indebtedness	$ 281,063
6-2/3% of aggregate indebtedness	$ 18,738
Statutory minimum net capital requirement	$ 50,000
Minimum net capital requirement (greater of 6-2/3% of AI or statutory minimum)	$ 50,000

Reconciliation of net capital

The above computation of net capital pursuant to SEC Rule 15c3-1 does not materially differ from the computation as of December 31, 2010, included in the Company's unaudited Form X17a-5, Part IIA.

Other Information
December 31, 2010

Computation for determination of reserve requirements

The Company operates under the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3.

Information relating to possession or control requirements

The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2010.

EXCEL SECURITIES & ASSOCIATES, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED
DECEMBER 31, 2010
AND
INDEPENDENT AUDITORS' REPORT

EXCEL SECURITIES & ASSOCIATES, INC.

December 31, 2010

TABLE OF CONTENTS

DAVIE KAPLAN

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To the Board of Directors
Excel Securities & Associates, Inc.

In planning and performing our audit of the financial statements of Excel Securities & Associates, Inc. (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Davie Kaplan, CPA, P.C.
1000 First Federal Plaza · Rochester, New York 14614
Tel 585-454-4161 · Fax: 585-454-2573 · www.daviekaplan.com

Because of the inherent limitations in internal control or the practices and procedures referred to above, fraud may occur and not be detected. Also, projections of any evaluations of them to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a significant deficiency, or combination of deficiencies, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to above are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Davie Kaplan, CPA, P.C.

Rochester, New York
January 19, 2011

DAVIE KAPLAN
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Excel Securities & Associates, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by Excel Securities & Associates, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Excel Securities & Associates, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Excel Securities & Associates, Inc.'s management is responsible for the Excel Securities & Associates, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

4. Provided the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties

Davie Kaplan, CPA, P.C.

Rochester, New York
January 19, 2011

Davie Kaplan, CPA, P.C.
1000 First Federal Plaza Rochester, New York 14614
Tel: 585-454-4161 Fax: 585-454-2573 · www.daviekaplan.com